UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___El Nino Ventures Inc.___________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 19, 2004_________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 6, 2003

Item 3: Press Release

A Press release dated and issued November 6, 2003 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Private placement closed.

Item 5: Full Description of Material Change

El Nino Ventures Inc. wishes to announce the closing of the private placement announced September 4, 2003.

The Company has issued 1,500,000 units at a price of $0.10 per unit for gross proceeds of $150,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of two years at a price of $0.13 per Warrant Share.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 15, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

October 31, 2003

(Canadian Dollars)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

(Canadian Dollars)

	October 31	Jan 31
	2003	2003

Assets

Current
Cash	$42,571	$28,485
Accounts receivable	1,848	651

Total Current Assets	44,419	29,136
Equipment, net (note 3)	543	543

Total Assets	$44,962	$29,679

Liabilities

Current
Accounts payable	8,838	12,338
Due to related parties (note 6(e))	2,500	40,500
	$11,338	$52,838
Commitments (note 8)
Stockholders' Equity (notes 2 and 5)

Common Stock no par value	2,977,593	2,827,593
100,000,000 Shares authorized
4,571,546 (2003 - 3,071,546)
issued and outstanding
Shares subscribed	0	25,000
Contributed Surplus (Note 5eiii)	1,840	0
Deficit Accumulated During the Exploration Stage	(2,945,809)	(2,875,752)

Total Stockholders' Equity	33,624	(23,159)

Total Liabilities and Stockholder's Equity	$44,962	$29,679

Approved on behalf of the Board:

“Harry Barr”

__________________________ Director

“Taryn Downing”

__________________________ Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

October 31, 2003

(Canadian Dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	October 31	October 31	October 31	October 31
	2003	2002	2003	2002

Expenses
Management fees	$10,000	$7,500	$22,000	$22,500
Office and miscellaneous	0	664	965	2,188
Professional fees	1,400	1,180	2,950	4,654
Stock exchange and transfer
agent fees	1,551	1,745	13,378	12,204
Consulting (Note 5eiii)	12,839	9,946	16,310	11,680
Exploration expenditures (note 4)	0	477	1,988	4,545
Telephone	84	326	270	417
Travel, promotion, investor
relations and trade shows	0	5,938	108	5,976
Rent	3,967	3,967	11,901	11,901
Interest and bank charges, net	123	(46)	187	(322)
Depreciation	0	0	0	0

Net (Loss)	$(29,964)	$(31,697)	$(70,057)	$(75,743)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

October 31, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash			0
Private placement	8	100	0	0	100
Share subscriptions received, cash
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
Received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

October 31, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))	Share			Total
	Number		Subscriptions		Stockholders'
	Of Shares	Amount	Received	Deficit	Equity

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
Receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 4)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Shares subscribed (2003)	0	0	25,000	0	25,000
Net loss	0	0	0	(153,864)	(153,864)

Balance, January 31, 2002,2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)
Issue of shares
For cash	1,500,000	150,000	(25,000)	0	125,000
Exercise of warrants	0	0	0	0	0
Shares subscribed	0	0	0	0	0
Net loss	0	0	0	(70,057)	(70,057)

Balance, October 31, 2003	4,571,546	$2,977,593	$0	$(2,945,809)	$31,784

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

October 31, 2003

(Canadian Dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	October 31	October 31	October 31	October 31
	2003	2002	2003	2002
Operating Activities
Net loss	$(29,964)	$(31,697)	$(70,057)	$(75,743)
Items not involving cash
Exploration expenditures
paid with shares	0	0	0	0
Stock compensation costs	1,840	0	1,840	0
Property and equipment written off	0	0	0	0
Depreciation	0	0	0	0
Finders' fees	0	0	0	0
Operating Cash Flow	(28,124)	(31,697)	(68,217)	(75,743)

Changes in Non-Cash Working Capital
Accounts receivable	(1,086)	(263)	(1,197)	1,987
Subscriptions receivable	0	0	0	0
Prepaid expenses	0	0	0	0
Accounts payable	(53,917)	7,500	(41,500)	18,742
	(55,003)	7,763	(42,697)	20,729
Cash Used in Operating Activities	(83,127)	(23,934)	(110,914)	(55,014)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	0
Purchase of property and equipment	0	0	0	0
Cash Provided by (Used in) Investing Activities	0	0	0	0

Financing Activities
Issuance of shares for cash	150,000	0	150,000	0
Share issue costs	0	0	0	0
Subscriptions received	(25,000)	25,000	(25,000)	25,000
Loan advances (repayments)	0	0	0	0
Cash Provided by Financing Activities	125,000	25,000	125,000	25,000

Inflow (Outflow) of Cash	41,873	1,066	14,086	(30,014)
Cash, Beginning of Period	698	36,894	28,485	67,974
Cash, End of Period	$42,571	$37,960	$42,571	$37,960
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	0	0	0	0

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might by necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

(a)

Stock based compensation

Effective February 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

#

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

(g)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,320	$543

4.

EXPLORATION EXPENDITURES

	October 31, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$56,649	$12,239	$68,888
	Jan. 31, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$11,787	$66,900

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000 (waived)

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000 (paid)

November 1, 2000

-

US

 $5,000 (paid)

March 1, 2001  *

-

US

 $5,000 (waived)

November 1, 2001 *

-

US

 $5,000 (paid March 1, 2002 and reduced to US $2,500)

March 1, 2002 *

-

US

$10,000 (amended to November 1, 2002)

November 1, 2002 *

-

US

$10,000 (amended to March 1, 2003)

March 1, 2003 and each

  succeeding March 1

  during the agreement

-

US

$20,000

November 1, 2003 and each

  succeeding November 1

  during the agreement

-

US

$20,000

•

Should the property be optioned to a third party then the original payment shall apply.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount

March 1, 2003

$ 1,000

 (paid)

March 1, 2004

   1,000

March 1, 2005

   5,000

March 1, 2006

   5,000

March 1, 2007

   5,000

March 1, 2008

   5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

5.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

5.

STOCKHOLDERS' EQUITY (Continued)

(d)

At October 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2003	2002

March 17, 2005	$ 0.55	250,000	250,000
September 10, 2008	$ 0.15	354,000	0
Total		604,000

(e)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 2000	0	0.00
2001 – Granted	260,000	0.55
2001 – Cancelled	(10,000)	0.55

Balance outstanding, January 31, 2002 and 2003	250,000	$ 0.55
Balance outstanding, January 31, 2003	250,000	0.55
2003 – Granted	354,000	0.15

*Balance outstanding, October 31, 2003	604,000	$ 0.31

*

Weighted average exercise price

During the period ended October 31, 2003, the company granted 354,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.15 per share expiring 10 September 2008.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date.

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.82%
Expected dividend yield	Nil
Expected stock price volatility	106.00%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

5.

STOCKHOLDERS' EQUITY (Continued)

iii)

For non-employees, this results in compensation expense of $1,840 which has been recorded in consulting fees for the period ended 31 October 2003.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 31 October 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(70,057)
Pro forma	$(73,881)

(f)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 4).

(g)

On Nov. 5, 2003, the company issued a 1.5 million unit private placement at a price of $0.10 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.13 per warrant share.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

(a)

During the period ended October 31, 2003, the Company was charged $22,000  for management fees to a company controlled by an officer and director.

(b)

During the period ended October 31, 2003, the Company paid $2,854 for consulting fees to a company controlled by an officer and director.

(c)

During the period ended October 31, 2003, the Company paid $2,250 for professional fees to a company controlled by an officer and director.

(d)

During the period ended October 31, 2003, the Company paid  rent of $11,901  to a company controlled by an officer and director.

(e)

Due to related parties includes $2,500 due to a company with a former director.

7.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

Future income tax assets
Non-capital loss carry-forwards	$445,200
Capital loss carry-forwards	74,800
Unused cumulative Canadian exploration	244,000
Unused cumulative foreign exploration	26,800

790,800
Less: Valuation allowance	(790,800)

Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2004 through 2010 as follows:

2004	385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	92,000

$1,113,000

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2003

(Canadian Dollars)

8.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

SCHEDULE C:

PRESIDENT’S REPORT

With the continued positive uptrend for the price of gold, El Nino Ventures Inc. (“El Nino”) continues to focus on the acquisition of gold projects throughout North America. The Company is currently negotiating on early and advanced stage exploration projects on which it feels its exploration dollars would be wisely spent, and as such is focused on Alaska and Canada. It’s evaluation criteria remains very stringent requiring both potential economic value in conjunction with the required excellent infrastructure to facililate not only the exploration but also the project’s future potential development. El Nino is also reviewing the potential of expanding it’s interest in the Sassy Gold Project, located in the Goodpaster Mining District of Alaska. The Sassy Gold Project lies some 5 km to the north of the Teck-Sumitomo Pogo Deposit.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The third quarter ended October 31, 2003 resulted in a net loss of $70,057 which compares with a loss of $75,743 for the same period in 2002. General and administrative expenses for the period ending October 31, 2003 were $68,069, a decrease of $3,129 over the same period in 2002. Consulting fees of $16,310 were recorded, which included $1,840 in stock option compensation costs.  During the quarter, 354,000 stock options were granted with the fair value of these stock options using the Black-Scholes Option Pricing Model for non-employees used to calculate the value of $1,840 and the pro forma value of $3,824 to directors and employees disclosed in note 5 e (iv).  During the first nine months, $1,988 was spent on exploration expenditures compared to $4,545 the year before.

The Company did not carry out any investor relation activity during or subsequent to the period, save and except the directors and officers responding to questions of interested parties.

Move to NEX

Pursuant to a review performed by the TSX Venture Exchange it was determined that the Company fails to meet working capital and business activity requirements in terms of Tier 2 TMR as outlined in the Exchange’s Policy 2.5.

The company did not achieve the Tier 2 maintenance requirements and consequently the Company was transferred to the NEX effective October 17, 2003.

In order for the Company to achieve a return to Tier 2 on the TSX it must prepare and be able to execute a comprehensive Business Plan in order to demonstrate to the TSX that it can meet the Tier 2 Maintenance Requirements.

Liquidity and Capital Resources

Working capital at October 31, 2003 was $33,081 compared to working capital deficit of ($23,702) at January 31  2003.

Subsequent to the quarter ended October 31, 2003, the Company completed a 1.5 million unit private placement at a price of $0.10 per unit for gross proceeds of $150,000.

 El NINO VENTURES INC.

OCTOBER 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended October 31, 2003.

Private placement	1,500,000	$0.10	October 10, 2003

B.

Options Granted During Quarter Ended October 31, 2003.

Directors	239,000	$0.15	Sept. 10, 2003
Consultants	115,000	$0.15	Sept. 10, 2003

Section 3:

A.

Authorized And Issued Share Capital As At October 31, 2003.

Authorized share capital 100,000,000 common shares without par value.  A total of 4,571,546 shares have been issued for a total of $2,977,593.

A.

     Outstanding Options As At October 31, 2003.

March 17, 2005	250,000	$0.55
Sept. 10, 2008	354,000	$0.15
Total outstanding	604,000

Outstanding Warrants As At October 31, 2003.

Warrants	1,500,000	$0.13	Oct. 10, 2005

C.

Shares In Escrow Or Subject To Pooling As At October 31, 2003.

 NIL

D.

List Of Directors and Officers As At October 31, 2003.

Harry Barr – Director and President

            Werner Grieder - Director

            Taryn Downing – Director and Corporate Secretary

Gord Steblin – Director and Chief Financial Officer

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